Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 6
DATED DECEMBER 26, 2012
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 1 dated October 29, 2012, Supplement No. 2 dated November 13, 2012, Supplement No. 3 dated November 19, 2012, Supplement No. 4 dated December 3, 2012 and Supplement No. 5 dated December 4, 2012. Unless otherwise defined in this Supplement No. 6, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Probable Investments in Real Estate Assets

We have waived due diligence for the retail center known as Newington Fair Shopping Center, as previously discussed in Supplement No. 3.  As a result of waiving due diligence, we now consider this property to be a “probable” investment.

Newington Fair Shopping Center is a 186,205 square foot retail center, located in Newington, Connecticut. IREA has entered into an agreement to acquire a fee simple interest in the property from Newington-Berlin Retail, LLC, an unaffiliated third party, for approximately $17.5 million, plus closing costs. If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries. IREA has not yet assigned this contract to us. Until that time, we have no obligation under the contract between IREA and the seller. If we acquire the property, we intend to fund the purchase without offering proceeds through a loan secured by a two tranche open end mortgage on the property, consisting of two components, in an aggregate principal amount equal to approximately $14.875 million. One portion of the open end mortgage loan would be considered a “Senior Tranche” in an aggregate principal amount of approximately $9.625 million. The second portion would be considered a “Junior Tranche” in an aggregate principal amount of $5.250 million. The Junior Tranche would be unconditionally guaranteed for payment and performance by IREIC, our sponsor.   We would not pay any fees or other consideration to IREIC for this guarantee.

The remaining $2.745 million of the purchase price is expected to be funded through an “Equity Loan” which would also be unconditionally guaranteed for payment and performance by IREIC, our sponsor. We would not pay any fees or other consideration to IREIC for this guarantee. If we acquire the property and enter into the open end mortgage and Equity Loan agreements, we expect to use offering proceeds to repay both the Junior Tranche portion of the open end mortgage and Equity Loan.

The open end mortgage loan would be secured by the property.   The Senior Tranche portion of the open end mortgage loan would require monthly payments of interest only and it would bear interest at a floating rate equal to 325 basis points above the three or six month LIBOR, to be determined prior to the loan funding date, subject to a floor interest rate of 3.55% (at December 20, 2012 the three and six month LIBOR rate equaled approximately .31 and .51 basis points, respectively). The term of the Senior Tranche portion of the open end mortgage loan would be three years.

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The Junior Tranche portion of the open end mortgage loan would require monthly payments of interest and would bear interest at a fixed rate equal to 8.50%. The initial term of the Junior Tranche portion of the loan would be one year. The Senior Tranche and Junior Tranche portions of the loans would be able to be prepaid in full or in part, at any time, and are would not be subject to any pre-payment premium. Provided no principal payments were made during the term of the loan, approximately $9.625 million and $5.250 million respectively would be due and payable at the respective maturity dates.

The open end mortgage loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties and limitations on zoning reclassifications of the properties.  The loan documents also contain various customary events of default; including the non-payment of principal or interest, default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events.  If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender.  In the event of a default, the borrowers will be required to pay a default interest rate equal to the lesser of the maximum legal interest rate or 8.00% per annum above the initial interest rate or revised interest rate, as applicable.

The open end mortgage loan is non-recourse to us and the borrowers, with certain exceptions for borrower bankruptcy.  We have guaranteed the full amount of the debt in the event borrower fails to provide access or information to the properties or fails to obtain the lender’s prior written consent to any liens on or transfers of the properties, and in the event of any losses, costs or damages incurred by the lender as a result of fraud or intentional misrepresentation of any individual borrower, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

The Equity Loan would bear interest at a floating rate equal to 375 basis points above the three or six month LIBOR, to be determined prior to the loan funding date, subject to a floor interest rate of 6.00%. The term of the Equity Loan would be one year and would require a monthly payment of interest. The Equity Loan would be able to be prepaid in full or in part, at any time, and would not be subject to any pre-payment premium. Provided no principal payments were made during the term of the loan, approximately $2.745 million would be due and payable at the respective maturity date. The loan is non-recourse to us and contains various customary events of default.  If an event of default occurs under the loan, we would be required to pay a default interest rate equal to 8.00% per annum above the interest rate.

Among the items we are considering in determining to pursue acquiring Newington Fair Shopping Center include, but are not limited to, the following:

•	The property includes a vacant pad of 6,500 square feet for future development.
•	The property is shadow anchored by a Toys R Us and a supermarket, Stew Leonard’s. We will not own the shadow space.
•	The property is currently 100% occupied.
•	We believe the property is well situated in Connecticut. Newington is bordered by Hartford as well as the Hartford suburbs of Wethersfield, Rocky Hill, Berlin, New Britain, Farmington, and West Hartford.
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As of December 20, 2012, Newington Fair Shopping Center was 100% leased to two tenants. The weighted-average remaining lease term for the two tenants occupying the property is approximately fourteen years. The two tenants of the property are: (1) Sam’s Club, a retail warehouse club, which is on a ground lease for 134,605 square feet, or 72.3% of the total gross leasable area of this property, excluding the vacant pad, paying an annual base rent of $301,852; and (2) LA Fitness, a health and fitness club, which leases 51,600 square feet, or 27.7% of the total gross leasable area of this property, excluding the vacant pad, paying an annual base rent of $954,600, which is scheduled to increase to: (a) $983,238 in June 2014; and (b) $1,012,735 in June 2019. The Sam’s Club lease expires in June 2028, and the LA Fitness lease expires in June 2024.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2011	100%	$6.75
2010	100%	$6.75
2009	100%	$6.75
2008	100%	$2.24

*The first year of occupancy was 2008. Total property square footage was 134,605, which was leased entirely to Sam’s Club at December 31, 2008.

We believe that Newington Fair Shopping Center is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements. There are thirteen competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2011 (the most recent tax year for which information is generally available) were approximately $162,636. The amount of real estate taxes assessed was calculated by multiplying Newington Fair Shopping Center’s assessed value by a tax rate of .03002%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively. This calculation excludes any real estate taxes attributable to the portion of the property leased by Sam’s Club which are paid directly by Sam’s Club.

Prior Performance of IREIC Affiliates

The following disclosure supersedes and replaces the section captioned “Prior Performance of IREIC Affiliates,” which begins on page 78 of the prospectus.

During the ten year period ended September 30, 2012, IREIC and its affiliates sponsored three other REITs, 115 real estate exchange private placement limited partnerships and limited liability companies, which altogether have raised more than $17.9 billion from over 337,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, RPAI, Inland American and Inland Diversified raised approximately $15.8 billion from over 391,000 investors. These REITs have investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders. The monies raised by IREIC-sponsored REITs, including IRC and IRRETI, two REITs sponsored by IREIC prior to this ten year period,

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represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

Inland Private Capital Corporation, or “IPCC,” offers real estate exchange transactions, on a private placement basis, designed, among other things, to provide replacement properties for persons wishing to complete an IRS Section 1031 real estate exchange. Thus, these private placement programs do not have investment objectives similar to ours. However, these private placement programs have owned real estate assets similar to those that we may seek to acquire, including industrial/distribution buildings, shopping centers, office buildings and other retail buildings.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Prospectus Summary — Compensation Paid to Affiliates of IREIC.” The other five REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates. The private placement programs sponsored by IPCC and IREIC pay some of the same types of fees and expenses that we pay, such as selling commissions, marketing contributions, bona fide due diligence expenses, business management fees and real estate management fees. However, because the business conducted by, and the underlying investment objectives of, these private placement programs are substantially different than our business and investment objectives, other fees and expenses paid by the private placement programs are not directly comparable to ours.

The following discussion and the Prior Performance Tables, included in this prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC and IPCC. Past performance is not necessarily indicative of future performance. With respect to the disclosures set forth herein, we have not provided information for IRRETI as of September 30, 2012. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation (“DDR”). Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI following completion of the merger is available.

Summary Information

The following table provides summarized information concerning prior programs sponsored by IREIC or its affiliates, with the exception of IRRETI, for the ten year period ending September 30, 2012, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. With respect to IRRETI, information is presented for the ten year period ended September 30, 2006. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, only where noted, through their respective distribution reinvestment plans.

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All information regarding the REITs previously sponsored by IREIC has been taken from, or derived from, the public filings by these entities. Like IRC, RPAI, although previously sponsored by IREIC, is no longer managed by affiliates of our Business Manager. Unlike IRC, RPAI has terminated, or provided notice that it will terminate, various service agreements with The Inland Group and its affiliates. Specifically, during the second quarter of 2012, RPAI terminated its investment advisor agreement, and, effective as of the fourth quarter of 2012, RPAI has provided notice that it will terminate the following agreements: loan servicing; mortgage financing services; communications services; institutional investor relationships services; insurance and risk management services; property tax services; computer services; and personnel services. We are unable to verify or assess the reliability, accuracy or completeness of any of the information related to RPAI. It is possible the information regarding RPAI contains inaccuracies or omissions, or was prepared using a methodology different from the methodology we used when compiling data regarding the prior performance of other programs sponsored by our sponsor.

WE ARE NOT, BY INCLUDING THESE TABLES, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLES BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Inland Real Estate Corporation as of September 30, 2012 (1)	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Retail Properties of America, Inc. as of September 30, 2012 (2)	Inland American Real Estate Trust, Inc. as of September 30, 2012	Inland Diversified Real Estate Trust, Inc. as of September 30, 2012	Inland Private Capital Corporation Private Placement Offerings as of September 30, 2012	Inland Private Placement LLC Offering as of September 30, 2012
Number of programs sponsored	1	1	1	1	1	108	1
Number of public “best efforts” offerings	4	3	2	2	1	0	0
Approx. aggregate amount raised from investors (3)	$747,188,000	2,424,515,000	**	9,083,478,625	1,139,534.000	1,161,061,569	30,909,200
Approximate aggregate number of investors	22,000	57,600	**	185,700	27,754	3,827	447
Number of properties purchased	238 (4)	287	**	1,019	125	201	14
Approximate aggregate cost of properties	$1,794,506,922	4,138,046,000	**	12,015,463,000	1,759,989,000	2,267,033,462	58,217,678
Number of mortgages receivable and notes receivable	3	0	**	2	1	0	3
Principal amount of mortgages receivable and notes receivable	$13,731,966	0	**	18,007,703	10,000,000	0	1,013,474
Number of investments in unconsolidated entities	6	1	**	10	2	1	0
Investment in unconsolidated entities (4)	$120,146,000	22,626,000	53,617,000	280,885,775	488,000	2,826,968	0
Investment in securities	8,740,000	19,248,000	9,347,000	316,534,305	39,803,000	3,276,198	10,073,096
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	Inland Real Estate Corporation as of September 30, 2012 (1)	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Retail Properties of America, Inc. as of September 30, 2012 (2)	Inland American Real Estate Trust, Inc. as of September 30, 2012	Inland Diversified Real Estate Trust, Inc. as of September 30, 2012	Inland Private Capital Corporation Private Placement Offerings as of September 30, 2012	Inland Private Placement LLC Offering as of September 30, 2012
Percentage of properties (based on cost) that were:
Commercial—
Retail	81%	89%	**	27%	75%	31%	9%
Single-user net lease	19%	11%	**	27%	22%	20%	54%
Nursing homes	0%	0%	**	0%	0%	0%	0%
Offices	0%	0%	**	7%	0%	38%	0%
Industrial	0%	0%	**	2%	0%	10%	9%
Health clubs	0%	0%	**	0%	0%	0%	0%
Mini-storage	0%	0%	**	0%	0%	0%	0%
Multi-family residential	0%	0%	**	8%	3%	1%	35%
Lodging	0%	0%	**	29%	0%	0%	0%
Total commercial	100%	100%	100%	100%	100%	100%	98%
Land	0%	0%	0%	0%	0%	0%	2%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	33%	39%	**	13%	23%	28%	35%
Existing construction	67%	61%	**	87%	77%	72%	65%

Number of properties sold in whole or in part	88(5)	13	**	132	0	6	5

Number of properties exchanged	0	0	**	0	0	1	0

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**	This information related to RPAI cannot be obtained from, or derived from, the public filings by RPAI.
(1)	With respect to IRC, the table provides summary information for the entire duration of the entity, from its inception in 1994. However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the NYSE, plus the ongoing issuance of shares under IRC’s distribution reinvestment program. This table does not include any information regarding: (1) the equity offering of IRC’s common shares completed in May 2009; (2) the sale of any shares under the Sales Agency Agreement with BMO Capital Markets Corp., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc.; (3) the issuance of IRC’s 4.625% convertible senior notes due in 2026; (4) the issuance of IRC’s 5.0% convertible senior notes due in 2029; (5) the issuance of shares of 8.125% Series A Cumulative Redeemable Preferred Stock; or (6) IRC’s 2005 Equity Award Plan. Neither Inland Securities nor any Inland affiliate received any fees in connection with these offerings. See “– Publicly Registered REITs – Inland Real Estate Corporation” for additional information regarding these offerings.
(2)	With respect to RPAI, the table provides summary information from the entity’s inception in 2003. However, any information relating to RPAI’s offerings reflects only those public offerings in which Inland Securities served as dealer manager, plus the issuance of shares under RPAI’s distribution reinvestment program, which was terminated upon the listing of its Class A Common Stock on the NYSE. This table does not include any information regarding the offer and sale of 31,800,000 shares of RPAI’s Class A Common Stock completed in April 2012. See “– Publicly Registered REITs – Retail Properties of America, Inc.” for additional information regarding this offering.
(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.
(4)	These entities are owned by an IREIC-sponsored program and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to the applicable IREIC-sponsored program and its joint venture partner in accordance with the respective partnership agreements. The applicable IREIC-sponsored program’s partners manage the day-to-day operations of the properties. These joint venture entities are not consolidated by the applicable IREIC-sponsored programs, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of the applicable IREIC-sponsored program and its share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.
(5)	IRC’s joint venture with Inland Private Capital Corporation has offered tenant-in-common or Delaware Statutory Trust (together referred to herein as “TIC”) interests in properties to investors in private placements exempt from registration under the Securities Act of 1933, as amended. Included in the amounts above are all properties purchased by this joint venture.

During the three years ended September 30, 2012: IRC directly purchased four properties and purchased eleven properties through its joint ventures not including properties acquired through its joint venture with IPCC; RPAI purchased three properties; Inland American purchased seventy properties; and Inland Diversified purchased one hundred twenty five properties. During the three years ended September 30, 2006, IRRETI purchased sixty-eight commercial properties. Upon written request, you may obtain, without charge, a copy of Table VI filed with the Securities and Exchange Commission in Part II of our registration statement. Table VI provides more information about these acquisitions. In addition, upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

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Publicly Registered REITs

The information set forth below regarding IRC, RPAI, Inland American, Inland Diversified and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation any Current Reports on Form 8-K and the Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed by IRC on November 8, 2012 (referred to herein as the “IRC 10-Q”), the Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed by RPAI on November 6, 2012 referred to herein as the “RPAI 10-Q”), the Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed by Inland American on November 9, 2012 (referred to herein as the “American 10-Q”) and the Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed by Inland Diversified on November 14, 2012 (referred to herein as the “Diversified 10-Q”).

Inland Real Estate Corporation is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the NYSE under the ticker “IRC” since June 9, 2004. IRC owns, operates and develops, directly or through its unconsolidated entities, open-air neighborhood, community and power shopping centers and single-tenant retail properties located in Midwest markets. As of September 30, 2012, in the aggregate, the properties owned by IRC were generating sufficient cash flow to pay operating expenses, monthly debt service requirements and current distributions.

As of September 30, 2012, IRC owned interests in 150 investment properties, including 42 properties owned indirectly through unconsolidated joint ventures but not including development joint venture properties. These properties were purchased in part with the net proceeds received from the offerings of shares of its common stock, borrowings secured by its properties, draws on its line of credit or sales proceeds from previous sales of properties. As of September 30, 2012, IRC had total debt of approximately $756.5 million (excluding unconsolidated joint venture debt). Approximately $448.3 million of this debt is secured by IRC’s properties. The remaining $308.2 million is comprised of unsecured debt, reflecting draws on IRC’s line of credit and borrowings under two term loans and the face value of IRC convertible notes.

On December 20, 2012, the closing price of the IRC common stock on the NYSE was $8.46 per share.

Investor Update. IRC currently pays monthly distributions. For the first nine months of 2012, IRC paid monthly distributions equal to $0.0475 per common share and monthly cash dividends to preferred stockholders equal to $0.169271 per share on the outstanding shares of its 8.125% Series A Cumulative Redeemable Preferred Stock. IRC has stated that future distributions will be determined by its board of directors, and that it expects to continue paying distributions to maintain its status as a REIT.

Capital Raise. Through a total of four public offerings for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock. Through September 30, 2012, IRC had issued approximately 18.1 million shares of common stock through its dividend reinvestment plan and repurchased approximately 5.3 million shares of common stock through its share repurchase program, which was terminated in 2004. Further, in May 2009, IRC completed an underwritten equity offering of approximately 17.1 million shares of common stock at a price of $6.50 per share. Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs. On November 10, 2009, IRC entered into a Sales Agency Agreement with BMO Capital Markets Corp. (“BMO”) to offer and sell up to $100 million in shares of its common stock from time to time through BMO, acting as sales agent. As of September 30, 2012, IRC had issued approximately 3.8 million shares of common stock pursuant to the Sales Agency

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Agreement and generated net proceeds of approximately $31.7 million, after deducting selling commissions paid to BMO. Approximately $67.5 million remained available for sale under this program when the agreement expired on November 9, 2012. On November 16, 2012, IRC entered into a new Sales Agency Agreement with BMO, Jefferies & Company, Inc. (“Jefferies”) and KeyBanc Capital Markets Inc. (“KBCM”) to offer and sell up to $150 million in shares of its common stock from time to time through BMO, Jefferies and KBCM, acting, collectively, as sales agents. As a result of all common stock offerings, as of September 30, 2012, IRC had realized total net offering proceeds of approximately $846.3 million.

In addition, in October 2011, IRC issued two million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.00 per share, for net proceeds of approximately $48.4 million, after deducting the underwriting discount but before expenses. The proceeds were used to acquire investment properties. In February 2012, IRC issued an additional 2.4 million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.3906 per share, for net proceeds of approximately $59.0 million, after deducting the underwriting discount but before expenses. IRC used the net proceeds of the offering to acquire additional investment properties.

In November 2006, IRC issued $180.0 million aggregate principal amount of its 4.625% convertible senior notes due in 2026. Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions. Through a tender/exchange offer that expired August 5, 2010, IRC purchased for cash $15.0 million of the $125.0 million aggregate principal amount of outstanding notes, and exchanged $29.2 million of the notes for a new series of 5.0% convertible senior notes due 2029. During the year ended December 31, 2011, IRC repurchased the outstanding 2026 notes pursuant to their terms. As of September 30, 2012, a total of $29.2 million in principal face amount of the 2029 notes remained outstanding.

Portfolio Update. IRC reported in the IRC 10-Q that during the nine months ended September 30, 2012, IRC executed thirty-six new, one hundred eighteen renewal and forty non-comparable leases (expansion square footage or spaces for which no former tenant was in place for one year or more), aggregating approximately 683,000 square feet of IRC’s consolidated portfolio. The thirty-six new leases comprise approximately 189,000 square feet with an average rental rate of $14.44 per square foot, a 21.6% increase over the average expiring rate. The one hundred eighteen renewal leases comprise approximately 331,000 square feet with an average rental rate of $17.02 per square foot, a 7.5% increase over the average expiring rate. The forty non-comparable leases comprise approximately 163,000 square feet with an average base rent of $12.80 per square foot. IRC clarified that the calculations of former and new average base rents are adjusted for rent abatements. IRC stated in the IRC 10-Q that, for leases signed during the prior twenty-four months, the average leasing commission was approximately $5.00 per square foot, the average cost for tenant improvements was approximately $20.00 per square foot and the average period given for rent concessions was three to five months. Leasing commission, tenant improvement costs and average rent concession periods in lease signed during the nine months ended September 30, 2012 are consistent with these 24-month averages

According to the IRC 10-Q, during the remainder of 2012, sixty leases, comprising approximately 160,000 square feet and accounting for approximately 2.1% of its annualized base rent, will be expiring in IRC’s consolidated portfolio. IRC reported that none of the expiring leases is deemed to be material to IRC’s financial results. The weighted average expiring rate on these leases is $15.55 per square foot. IRC reported that it will continue to attempt to renew expiring leases and re-lease those spaces that are vacant, or may become vacant, at more favorable rental rates to increase revenue and cash flow.

IRC reported in the IRC 10-Q, that the scheduled maturities for IRC’s outstanding mortgage indebtedness had various maturity dates through September 2022.

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IRC also reported that on July 1, 2010, it entered into a loan modification agreement with the special servicer of the loan on one phase of the Algonquin Commons investment property. The original loan required monthly payments of principal and interest. The modification changed the monthly payments to interest only, for a period of two years, which expired June 1, 2012. IRC stated that the purpose of the modification was to reduce the cash required to service the debt and redeploy the capital to partially fund the costs of new leases entered into during the past two years. However, due to ongoing vacancies and certain co-tenancy issues, which allowed certain tenants to reduce the monthly rents paid, the property is not generating sufficient cash flow to resume paying both principal and interest payments on the outstanding debt. In an effort to trigger discussions with the special servicer, IRC ceased paying the monthly debt service on the loans for both phases. As a result, and as expected, the lender issued a notice of default under the loan documents. IRC reported that the total outstanding balance of the debt on both phases of the property is approximately $90.2 million, of which approximately $71.6 million is non-recourse and approximately $18.6 million has been guaranteed by IRC. As of September 30, 2012, the amount in arrears, equal to unpaid principal, interest and late charges was approximately $3.8 million.

Impairments. The impairments recorded by IRC for the nine months ended September 30, 2012 and the year ended December 31, 2011, are explained in more detail below.

Investment Properties. IRC recorded approximately $0.5 million and $2.8 million of impairment charges, each related to two consolidated investment properties, during the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

Marketable Securities. At September 30, 2012 and December 31, 2011, investment in securities included approximately $8.7 million and $12.1 million, respectively, consisting of preferred and common stock investments. During the nine months ended September 30, 2012 and the year ended December 31, 2011, IRC had recorded an accumulated net unrealized gain of approximately $0.9 million and $1.0 million, respectively, and had realized gains on sales of securities of approximately $1.4 million and $1.3 million, respectively. No impairment losses on IRC’s portfolio of marketable securities were required or recorded for the nine months ended September 30, 2012 or the year ended December 31, 2011.

Joint Ventures. No impairment adjustments were required or recorded during the nine months ended September 30, 2012. The total impairment loss recorded during the year ended December 31, 2011 was approximately $17.4 million at the joint venture level, and IRC’s pro rata share of this loss was equal to approximately $7.8 million.

Sale of Assets. During the nine months ended September 30, 2012, IRC sold three investment properties, for total sales proceeds, net of closing costs, equal to approximately $7.2 million. For the nine months ended September 30, 2012, IRC recorded a loss from discontinued operations of $112,000. Two of the properties sold during the nine months ended September 30, 2012 were sold at prices below their current carrying value and as a result, a provision for asset impairment totaling approximately $0.5 million was recorded during the period. One property sold during the nine months ended September 30, 2012 was sold at a price above its current carrying value and as a result, a gain on sale of $0.35 was recorded during the period. See also “Appendix A – Table V” for additional information regarding IRC’s sales.

Merger to Become Self-Administered. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction.

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Current Litigation. IRC reported that, as of September 30, 2012, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Retail Properties of America, Inc. is a self-administered REIT initially formed in March 2003. Prior to March 2012, the Company was named Inland Western Retail Real Estate Trust, Inc. RPAI owns and operates shopping centers as well as office and industrial properties. As of September 30, 2012, RPAI owned 241 consolidated retail operating properties with approximately 33.5 million square feet of gross leasable area. RPAI stated in its 10-Q that its retail properties have a weighted average age, based on annualized base rent, of approximately 10.2 years since the initial construction or most recent major renovation. RPAI also reported that of September 30, 2012, its retail operating portfolio was 91.1% leased, including leases signed but not commenced. In addition to its retail operating portfolio, as of September 30, 2012, RPAI held interests in ten office properties, two industrial properties, twenty-two retail operating properties held by three unconsolidated joint ventures, three retail properties under development and two operating properties classified as held for sale.

Investor Update. RPAI currently pays quarterly distributions. RPAI reported that it had declared quarterly distributions totaling approximately $0.50 per share during the nine months ended September 30, 2012.

RPAI reported that on March 20, 2012, it effectuated a ten-to-one reverse stock split of its existing common stock, and that immediately following the reverse stock split, it redesignated its existing common stock as Class A Common Stock. On March 21, 2012, RPAI paid a stock dividend pursuant to which each then outstanding share of its Class A Common Stock received: one share of Class B-1 Common Stock; one share of Class B-2 Common Stock; and one share of Class B-3 Common Stock. The terms of the Class B-1 Common Stock, Class B-2 Common Stock and Class B-3 Common Stock are identical in all respects to the Class A Common Stock, except that the Class B-1, Class B-2 and Class B-3 Common Stock will automatically convert into Class A Common Stock on the date that is six months, twelve months and eighteen months, respectively, after the initial listing of the Class A Common Stock.

RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on April 5, 2012 on the NYSE under the symbol “RPAI.” On December 20, 2012, the closing price of the RPAI Class A Common Stock on the NYSE was $12.09 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $4.84 per share of its common stock).

Portfolio Update. In the RPAI 10-Q, RPAI reported that, during the nine months ended September 30, 2012, it signed 152 new leases for approximately 1,001,000 square feet and 280 renewal leases for approximately 1,427,000 square feet. RPAI noted rental rates on renewal leases signed during the nine months ended September 30, 2012 increased by 4.71% over previous rental rates.

According to the RPAI 10-Q, mortgages payable outstanding as of September 30, 2012 were approximately $2.3 billion, and had a weighted average interest rate of 6.11% per annum. As of September 30, 2012, the Company's outstanding mortgage indebtedness had a weighted average years to maturity of 6.0 years. In the RPAI 10-Q, RPAI reported that, as of September 30, 2012, it had approximately $338.5 million of debt scheduled to mature through the end of 2013, substantially all of which it plans on satisfying by using a combination of proceeds from its unsecured credit facility, by obtaining secured loans collateralized by individual properties, through asset sales and through other capital markets transactions.

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RPAI stated that during the nine months ended September 30, 2012, RPAI obtained mortgages payable proceeds of approximately $281.9 million, made mortgages payable repayments of approximately $725.1 million and received debt forgiveness of approximately $27.4 million. The mortgages payable originated during the nine months ended September 30, 2012 have fixed annual interest rates ranging from 3.50% to 5.25%, a weighted average annual interest rate of 4.53% and a weighted average years to maturity of 9.4 years.

According to the RPAI 10-Q, on November 29, 2009, RPAI transferred a portfolio of fifty-five investment properties and the entities which owned them into IW JV, which at the time was a wholly-owned subsidiary. Subsequently, RPAI raised additional capital of $50 million from a related party, Inland Equity Investors, LLC (“Inland Equity”), in exchange for a 23% noncontrolling interest in IW JV. On April 26, 2012, RPAI paid approximately $55.4 million, representing the agreed upon repurchase price and accrued but unpaid preferred return, to Inland Equity to repurchase Inland Equity's interest 23% in IW JV, resulting in RPAI owning 100% of IW JV. Inland Equity is owned by certain individuals, including Mr. Goodwin and Mr. Parks.

RPAI also reported that on February 24, 2012, RPAI amended and restated its existing credit agreement to provide for a senior unsecured credit facility in the aggregate amount of $650 million, consisting of a $350 million senior unsecured revolving line of credit and a $300 million unsecured term loan from a number of financial institutions. RPAI reported that, as of September 30, 2012, it had full availability under the senior unsecured revolving line of credit.

Impairments. The impairments recorded by RPAI for the nine months ended September 30, 2012 and the year ended December 31, 2011, are explained in more detail below.

Investment Properties. RPAI recorded asset impairment charges in an aggregate amount equal to approximately $12.0 million and $40.0 million for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

Marketable Securities. As of September 30, 2012 and December 31, 2011, the carrying values of RPAI’s investments in marketable securities were equal to approximately $9.3 million and $30.4 million, respectively. For the nine months ended September 30, 2012 RPAI had net unrealized gains on available-for-sale securities of approximately $5.0 million and unrealized losses on available-for-sale securities of approximately $3.5 million, respectively, and recognized gains of approximately $16.3 million and $0.3 million, respectively. RPAI did not record any other-than-temporary impairments on its marketable securities during the nine months ended September 30, 2012 or the year ended December 31, 2011.

Sale of Assets. According to the RPAI 10-Q, during the nine months ended September 30, 2012, RPAI sold twenty operating properties, including one single-user office property which was transferred to the lender in a deed-in-lieu of foreclosure transaction, aggregating 2,758,800 square feet for approximately $219.8 million, resulting in net proceeds of approximately $78.0 million and debt extinguishment of approximately $137.1 million. RPAI also received net proceeds of approximately $9.0 million and recorded gains of approximately $6.7 million from condemnation awards, earnouts and the sale of parcels at certain operating properties. The aggregate net proceeds from the property sales and additional transactions during the nine months ended September 30, 2012 totaled approximately $200.6 million with aggregate gains of approximately $23.2 million.

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Merger to Become Self-Administered. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15.0 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9.0 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger.

RPAI stated in the RPAI 10-Q that, during the second quarter of 2012, it terminated its investment advisor agreement with an affiliate of The Inland Group. RPAI also reported that, effective as of the fourth quarter of 2012, it will be terminating the following agreements with The Inland Group and its affiliates: loan servicing; mortgage financing services; communications services; institutional investor relationships services; insurance and risk management services; property tax services; computer services; and personnel services. RPAI also announced that on August 2, 2012, it executed a lease for new office space and will relocate its corporate headquarters by year-end 2012.

Current Litigation. In the RPAI 10-Q, RPAI announced that, on July 26, 2012, a purported stockholder of RPAI has filed a putative class action complaint against RPAI and certain of its officers and directors in the United States District Court for the Northern District of Illinois. The RPAI 10-Q states that the complaint alleges, among other things, that RPAI and the individual defendants breached their fiduciary duties when RPAI listed its stock on the NYSE and made a concurrent equity offering. The complaint seeks unspecified damages and other relief. RPAI stated in the press release that, based on its initial review of the complaint, RPAI believes the lawsuit to be without merit and intends to defend the action vigorously.

We are aware of three additional class action complaints filed against RPAI. Each complaint was filed by a purported stockholder of RPAI against RPAI, certain former and current directors and certain officers in the United States District Court for the Northern District of Illinois. One complaint, filed on August 14, 2012, alleges that RPAI and the individual defendants breached their fiduciary duties in connection with the sale of common stock under the RPAI distribution reinvestment plan. A second complaint, filed on August 22, 2012, alleges, among other things, that RPAI and the individual defendants breached their fiduciary duties, including in connection with RPAI’s recapitalization. The third complaint, filed on October 10, 2012 alleges misrepresentation, breaches of fiduciary duty and unjust enrichment.

Inland American Real Estate Trust, Inc. is an externally managed REIT formed in October 2004. Inland American is managed by an affiliate of our sponsor. Inland American focuses on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, office, industrial, multi-family (both conventional and student housing), and lodging properties, located in the United States. The company also invests in joint ventures, development projects, real estate loans and real estate-related securities, and has selectively acquired REITs and other real estate operating companies. As stated in the American 10-Q, as of September 30, 2012, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 887 properties, representing approximately 47.8 million square feet of retail, industrial and office properties, 8,564 multi-family (including student housing) units and 16,098 lodging rooms. As of September 30, 2012, Inland American had borrowed approximately $5.9 billion secured by its properties.

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Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. Inland American sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering. In addition, through September 30, 2012, Inland American had issued approximately 133.7 million shares through its distribution reinvestment plan and had repurchased approximately 39.6 million shares through its share repurchase program. As a result, Inland American has realized total offering proceeds, before offering costs, of approximately $8.7 billion as of September 30, 2012.

Investor Update. Inland American currently pays monthly distributions in an amount equal to $0.50 per share on an annualized basis. The distributions paid during the nine months ended September 30, 2012 were funded from cash flow from operations.

On December 19, 2012, Inland American announced an estimated value per share of its common stock equal to $6.93. Inland American noted that, as a result of this new estimated value per share, participants in their dividend reinvestment plan will acquire shares at a fixed price of $6.93 per share beginning with distributions declared for December 2012, which are expected to be paid on January 11, 2013.

Inland American also reported that its board had adopted an amended and restated share repurchase program, effective as of February 1, 2012. Under the amended program, Inland American repurchases shares, on a quarterly basis, from the beneficiary of a stockholder that has died or from stockholders that have a “qualifying disability” or are confined to a “long-term care facility.” In 2012, Inland American will have $10 million available each calendar quarter to repurchase shares in connection with death, and $15 million available each calendar quarter to repurchase shares in connection with disability and long-term care. Beginning on December 31, 2012, any shares redeemed under Inland American’s share repurchase program will be redeemed at a price of $6.93 per share. According to the American 10-Q, for the three months ended March 31, 2012, Inland American received requests for the repurchase of 3.4 million shares of its common stock. Of these requests, it repurchased all of these shares in April 2012 for $24.2 million. There were no additional requests outstanding. For the three months ended June 30, 2012, Inland American received requests for the repurchase of 1.6 million shares of its common stock. Of these requests, Inland American repurchased all of these shares in July 2012 for $11.5 million. There were no additional requests outstanding. For the three months ended September 30, 2012, Inland American received requests for the repurchase of 1.4 million shares of its common stock. Of these requests, Inland American repurchased all of these shares in October 2012 for $10.0 million. There were no additional requests outstanding. All repurchases were funded from proceeds from Inland American’s distribution reinvestment plan.

Portfolio Update. In the American 10-Q, Inland American disclosed the occupancy rates of each of its property segments at September 30, 2012. As of September 30, 2012, the economic occupancy of its retail segment was 93%, its office segment was 93%, its industrial segment was 91% and its multi-family segment was 92%. With respect to Inland American’s lodging segment, for the nine months ended September 30, 2012, the revenue per available room was $96.00, the average daily rate was $130.00 and the occupancy was 74%.

Inland American reported that it had completed approximately $237.8 million of real estate acquisitions in the nine months ended September 30, 2012, funded with available cash, disposition proceeds, mortgage indebtedness, and the proceeds from its distribution reinvestment plan.

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Inland American stated in the American 10-Q that as of September 30, 2012, Inland American had outstanding mortgage loans equal to $5.9 billion, with a weighted average interest rate of 5.2% per annum. Inland American also reported that, for the nine months ended September 30, 2012, it borrowed $10.0 million secured by its portfolio of marketable securities. For the nine months ended September 30, 2012, Inland American borrowed approximately $524.8 million secured by mortgages on its properties and assumed $180.0 million of debt in connection with property acquisitions completed in 2012.

According to the American 10-Q, as of September 30, 2012, Inland American had approximately $180.0 million and $0.9 billion in mortgage debt maturing in 2012 and 2013, respectively. Inland American stated in the American 10-Q that it was currently negotiating refinancing the 2012 and 2013 debt with various lenders at terms that will most likely be at rates comparable to the rates on the expiring debt. Inland American also stated that it anticipated that it will be able to repay, refinance or extend all of its debt on a timely basis, and that it believes that it has adequate sources of funds to meet its short term cash needs.

Impairments. The impairments recorded by Inland American for the nine months ended September 30, 2012 and the year ended December 31, 2011, are explained in more detail below.

Assets. For the nine months ended September 30, 2012, Inland American recorded a provision for asset impairment of approximately $63.5 million, to reduce the carrying value of certain of its investment properties. For the year ended December 31, 2011, Inland American recognized impairments of $105.8 million included in continuing operations and $57.8 million included in discontinued operations.

Marketable Securities. The carrying value of Inland American’s investments in marketable securities was equal to approximately $316.5 million and $289.4 million as of September 30, 2012 and December 31, 2011, respectively. For the nine months ended September 30, 2012 and the year ended December 31, 2011, Inland American had net unrealized gains on available-for-sale securities of approximately $32.7 million and unrealized losses of $25.0 million, respectively, and realized gains of approximately $3.4 million and $16.2 million, respectively. For the nine months ended September 30, 2012 and the year ended December 31, 2011, Inland American recorded $1.9 million and $24.4 million, respectively, in other-than-temporary impairments.

Joint Ventures. Inland American had investments in unconsolidated entities equal to approximately $280.9 million and $316.7 million as of September 30, 2012 and December 31, 2011, respectively. Inland American had impairments on its investments in unconsolidated joint ventures for the nine months ended September 30, 2012 and year ended December 31, 2011 of $4.2 million and $113.6 million, respectively.

Sale of Assets. Inland American sold eighty-six properties and surrendered one property to the lender during the nine months ended September 30, 2012, for a gross disposition price of approximately $432.5 million. Inland American generated net proceeds of approximately $356.5 million and realized gains of approximately $29.7 million, as well as a loss on extinguishment of debt of approximately $238 million, in connection with these sales.

Legal Proceedings. In its quarterly report on Form 10-Q for the period ended March 31, 2012 (the “Q1 American 10-Q”) as updated by its subsequent quarterly reports of June 30, 2012 (the “Q2 American 10-Q”) and September 30, 2012 (the “Q3 American 10-Q”, collectively, the “American 10-Q Reports”), Inland American reported that it has learned that the SEC is conducting a non-public, formal, fact-finding investigation to determine whether there have been violations of certain provisions of the federal securities laws regarding the business manager fees, property management fees, transactions with

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the affiliates, timing and amount of distributions paid to the investors, determination of property impairments, and any decision regarding whether Inland American might become a self-administered REIT. Inland American has not been accused of any wrongdoing by the SEC and it has been informed by the SEC that the existence of this investigation does not mean that the SEC has concluded that anyone has broken the law or that the SEC has a negative opinion of any person, entity, or security. Inland American also stated that it has been cooperating fully with the SEC.

According to the American 10-Q Reports, Inland American cannot reasonably estimate the timing of the investigation, nor can it predict whether or not the investigation might have a material adverse effect on the business.

Inland American also reported that Inland American Business Manager & Advisor, Inc. has offered to Inland American’s board of directors that, to the fullest extent permitted by law, it will reduce its business management fee in an aggregate amount necessary to reimburse Inland American for any costs, fees, fines or assessments, if any, which may result from the SEC investigation, other than legal fees incurred by Inland American, or fees and costs otherwise covered by insurance. On May 4, 2012, Inland American Business Manager & Advisor, Inc. forwarded a letter to Inland American that memorializes this arrangement. A copy of Inland American Business Manager & Advisor, Inc.’s letter to Inland American regarding these items was filed as an exhibit to the Q1 American 10-Q. Inland American reported that during the nine months ended September 30, 2012, the Company incurred approximately $18,000 of costs related to the investigation.

Additionally, in the Q3 American 10Q, Inland American reported that in a letter dated September 11, 2012, three purported shareholders of Inland American demanded that Inland American’s board of directors investigate whether certain claims should be brought against Inland American’s board of directors, Inland American Business Manager & Advisor, Inc. and certain entities and individuals affiliated with Inland American Business Manager & Advisor, Inc. (“Business Manager Affiliates”). The letter claims that Inland American’s board of directors, Inland American Business Manager & Advisor, Inc. and the Business Manager Affiliates breached their fiduciary duties to Inland American by (i) falsely reporting the value of Inland American’s common stock until September 2010; (ii) causing Inland American to purchase shares of its common stock from stockholders at prices in excess of their value; and (iii) disguising returns of capital paid to stockholders as REIT income and thus paying Inland American Business Manager & Advisor, Inc. fees to which it was not entitled. The purported stockholders contend that legal proceedings should seek recovery of damages in an unspecified amount allegedly sustained by Inland American. There has been no lawsuit filed, however, with regard to these matters.

According to the Q3 American 10-Q, Inland American’s full board of directors has responded by authorizing the independent directors to investigate the claims contained in the demand letter, as well as any other matters the independent directors see fit to investigate. Pursuant to this authority, the independent directors have formed a special litigation committee that is comprised solely of independent directors to review and evaluate the matters referred by the full board of directors to the independent directors, and to recommend to the full board of directors any further action as is appropriate. The special litigation committee intends to investigate these claims with the assistance of independent legal counsel and will make a recommendation to the board of directors after the committee has completed its investigation. According to the Q3 American 10-Q, although the claims are directed at the board of directors and various third parties (Inland American Business Manager & Advisor, Inc. and the Business Manager Affiliates) and not Inland American itself, there can be no assurance that the pursuit of any such claims would not have a material adverse effect on Inland American.

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Tax Matters. According to the Q3 American 10-Q, Inland American has identified certain distribution and shareholder reimbursement practices that may have caused certain dividends to be treated as preferential dividends, which cannot be used to satisfy the requirement that it distribute at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders (the “90% Distribution Requirement”). Inland American has also identified the ownership of certain assets that may have violated a REIT qualification requirement that prohibits a REIT from owning “securities” of any one issuer in excess of 5% of the REIT’s total assets at the end of any calendar quarter (the “5% Securities Test”). In order to provide greater certainty with respect to Inland American’s qualification as a REIT for federal income tax purposes, management concluded that it was in the best interest of Inland American and its stockholders to request closing agreements from the Internal Revenue Service (“IRS”) for both Inland American and MB REIT (Florida), Inc. (“MB REIT”), of which Inland American owns all of the outstanding capital stock and which Inland American consolidates for financial purposes, with respect to such matters. Accordingly, on October 31, 2012, MB REIT filed a request for a closing agreement with the IRS. Additionally, Inland American intends to file a separate request for a closing agreement on its own behalf in the near future.

Inland American stated that it identified certain aspects of the calculation of certain dividends on MB REIT’s preferred stock and also aspects of the operation of certain “set aside” provisions with respect to accrued but unpaid dividends on certain classes of MB REIT’s preferred stock that may have caused certain dividends to be treated as preferential dividends. In the case of Inland American, management identified certain aspects of the operation of Inland American’s dividend reinvestment plan and distribution procedures and also certain reimbursements of shareholder expenses that may have caused certain dividends to be treated as preferential dividends. If these practices resulted in preferential dividends, Inland American and MB REIT would not have satisfied the 90% Distribution Requirement and thus may not have qualified as REITs, which would result in substantial corporate tax liability for the years in which Inland American or MB REIT failed to qualify as a REIT.

In addition, Inland American reported that Inland American and MB REIT made certain overnight investments in bank commercial paper. While the Code does not provide a specific definition of “cash item”, Inland American believes that overnight commercial paper should be treated as a “cash item”, which is not treated as a “security” for purposes of the 5% Securities Test. If treated as a “security”, the bank commercial paper would appear to have represented more than 5% of Inland American’s and MB REIT’s total assets at the end of certain calendar quarters. In the event this commercial paper is treated as a “security”, Inland American anticipates that it would be required to pay corporate income tax on the income earned with respect to the portion of the commercial paper that violated the 5% Securities Test.

According to the Q3 American 10-Q, Inland American can provide no assurance that the IRS will accept the Inland American’s or MB REIT’s closing agreement requests. Even if the IRS accepts those requests, Inland American and MB REIT may be required to pay a penalty. Inland American cannot predict whether such a penalty would be imposed or, if so, the amount of the penalty. Inland American has stated that it believes that (1) the IRS will enter into closing agreements with Inland American and MB REIT and (2) the Inland American Business Manager & Advisor, Inc. may be liable, in whole or in part, for any penalty imposed in connection with those closing agreements. As noted above, according to the Q3 American 10-Q, Inland American can provide no assurance that the IRS will enter into closing agreements with Inland American and MB REIT or that Inland American and MB REIT will not be liable for any penalty imposed in connection with those closing agreements. Inland American has reported that its management believes based on the currently available information, that such penalty, if any, will not have a material adverse effect on the financial statements of Inland American.

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Inland Diversified Real Estate Trust, Inc. is an externally managed REIT formed in June 2008. Inland Diversified is managed by an affiliate of our sponsor. Inland Diversified focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, lodging and office properties, located in the United States and Canada. The company also invests in joint ventures, development projects, real estate loans and real estate-related securities. As stated in the Diversified 10-Q, as of September 30, 2012, Inland Diversified owned, directly or indirectly through joint ventures in which it has a controlling interest, one hundred eighteen retail properties, three office properties and two industrial properties collectively representing approximately 9.5 million square feet and two multi-family properties totaling 444 units. As of September 30, 2012, Inland Diversified had mortgages outstanding of approximately $876.7 million secured by its properties.

Capital Raise. Inland Diversified completed its initial public offering on August 23, 2012. Through September 30, 2012, Inland Diversified had sold a total of approximately 110.5 million shares of its common stock through its “best efforts” offering. In addition, through September 30, 2012, Inland Diversified has issued approximately 4.2 million shares through its distribution reinvestment plan and had repurchased approximately 1.0 million shares through its share repurchase program. As a result, Inland Diversified has realized total net offering proceeds, before offering costs, of approximately $1,139.5 million as of September 30, 2012.

Investor Update. Inland Diversified currently pays monthly distributions in an amount equal to $0.60 per share on an annualized basis, which equates to a 6% annualized yield on a purchase price of $10.00 per share. The distributions paid during the nine months ended September 30, 2012 and the year ended December 31, 2011 were fully funded from cash flow from operations.

Portfolio Update. As of September 30, 2012, the weighted average economic occupancy of Inland Diversified’s properties was 97.8%. As of September 30, 2012, Inland Diversified’s portfolio had not experienced bankruptcies or receivable write-offs that would have a material adverse effect on its results of operations, financial condition and ability to pay distributions.

As of September 30, 2012, Inland Diversified had approximately $18.1 million and $50.8 in mortgage debt, credit facility and securities margin payable maturing during the remainder of 2012 and in 2013, respectively.

The carrying value of Inland Diversified’s investments in marketable securities was equal to approximately $39.8 million as of September 30, 2012. For the nine months ended September 30, 2012, Inland Diversified had net unrealized gains on available-for-sale securities of approximately $2.9 million and realized gains of approximately $22,000. Inland Diversified had investments in unconsolidated entities equal to approximately $0.5 million as of September 30, 2012.

Impairments. Inland Diversified recognized no impairments for the nine months ended September 30, 2012 or the year ended December 31, 2011.

Sale of Assets. Inland Diversified did not sell any investment properties during the nine months ended September 30, 2012 or for the year ended December 31, 2012.

Current Litigation. Inland Diversified reported that, as of September 30, 2012, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

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Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in September 1998. IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share, a portion of which was paid monthly.

As of September 30, 2006, IRRETI owned 287 properties. These properties were purchased with the net proceeds received from the offering of shares of its common stock, financings, sale of properties and the line of credit. As of September 30, 2006, IRRETI had approximately $2.3 billion of indebtedness secured by its properties.

Capital Raise. Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006.

Merger to Become Self-Administered. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock.

Sale. As noted above, on February 27, 2007, IRRETI and DDR completed a merger.

Distributions by Publicly Registered REITs

The following tables summarize distributions paid by IRC, RPAI, Inland American and Inland Diversified during the ten years (or any lesser period, as the case may be) ended September 30, 2012, and by IRRETI through September 30, 2006. The rate at which each company raises capital, acquires properties and generates cash from all sources determines the amount of cash available for distribution. As described in more detail below, IREIC or its affiliates agreed, from time to time, to either forgo or defer all or a portion of the business management and advisory fees due them to increase the amount of cash available to pay distributions while each REIT raised capital and acquired properties. In each case, if IREIC or its affiliates had not agreed to forgo or defer all or a portion of the advisor fee, or, in the case of RPAI and Inland Diversified, advance or contribute monies to pay distributions, the aggregate amount of distributions made by each REIT may have been reduced or the REIT would have likely had to decrease the number of properties acquired or the pace at which it acquired properties. See “Risk Factors – Risks Related to Our Business” for a discussion of risks associated with the availability and timing of our cash distributions.

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Inland Real Estate Corporation – Last Offering By Inland Securities Completed In 1998

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
		$	$	$	$	$
2002		60,090,685	41,579,944	18,315,640	195,101.94
2003		61,165,608	47,254,096	13,577,679	333,833.94
2004		62,586,577	53,458,760	7,883,026	1,244,791.94
2005	(5)	58,867,790	57,502,980	—	1,364,810.87
2006	(6)	64,689,179	55,737,360	8,520,125	431,694.96
2007	(6)	63,659,150	59,860,450	516,781	3,281,919.98
2008	(6)	64,714,708	56,250,016	7,521,418	943,274.98
2009		55,286,650	52,654,344	2,632,306	—	.69
2010		48,884,656	33,560,208	15,324,448	—	.57
2011		50,501,318	29,372,712	21,128,606	—	.57
2012		38,090,492	(7)	(7)	(7)	.29
		628,536,813	487,230,870	95,420,029	7,795,422

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	Represents a capital gain distribution for federal income tax purposes.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	For the year ended December 31, 2005, IRC declared distributions of $0.95 per diluted weighted average number of shares outstanding and distributed $0.87 per share for the eleven-month period February 17, 2005 through December 19, 2005. The distribution declared on December 20, 2005 with a record date of January 3, 2006 and payment date of January 17, 2006 is reportable for tax purposes in 2006 and is not reflected in the 2005 calculation.
(6)	The December distribution declared in December in each year and with a payment date in January of the following year, is reportable for tax purposes in the year in which the payment was made.
(7)	These amounts had not been determined as of September 30, 2012.

Retail Properties of America, Inc. – Last Offering By Inland Securities Completed In 2005

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4) (5)
	$	$	$	$	$
2003	358,000	—	358,000	—	.17	(6)
2004	54,542,000	29,998,000	24,544,000	—	1.68
2005	211,327,000	114,117,000	97,210,000	—	1.59
2006	283,769,000	128,962,000	154,807,000	—	1.61
2007	290,550,000	141,560,000	148,990,000	—	1.61
2008	309,192,000	114,625,000	194,567,000	—	1.61
2009	84,953,000	45,660,000	39,293,000	—	.44
2010	83,385,000	—	83,385,000	—	.43
2011	116,050,000	23,268,000	92,782,000	—	.60
2012	108,569,000	(7)	(7)	(7)	.50
	1,542,695,000	598,190,000	835,936,000	—

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
20

(2)	Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	Represents a capital gain distribution for federal income tax purposes.
(4)	In December 2008, the board of directors of RPAI amended the stockholder distribution policy so that beginning in 2009, distributions are paid quarterly as opposed to monthly.
(5)	This assumes that the share was held as of January 1 of the applicable year. Also, per share information has been retroactively restated due to the recapitalization.
(6)	RPAI began paying monthly distributions in November 2003. This amount represents total distributions per share paid during the period from November 2003 through December 2003.
(7)	These amounts had not been determined as of September 30, 2012.

Inland American Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2009

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2005	123,000	—	123,000	—	.11	(5)
2006	33,393,000	16,696,000	16,697,000	—	.60
2007	222,697,000	140,996,000	81,701,000	—	.61
2008	405,925,000	211,686,000	194,239,000	—	.62
2009	411,797,000	115,306,000	296,491,000	—	.51
2010	416,935,000	141,132,000	275,803,000	—	.50
2011	428,650,000	162,145,000	266,505,000	—	.50
2012	329,124,000	(6)	(6)	(6)	.38
	2,248,644,000	787,961,000	1,131,559,000	—

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	Represents a capital gain distribution for federal income tax purposes.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	Inland American began paying monthly distributions in November 2005. This amount represents total distributions per share paid during the period from November 2005 through December 2005.
(6)	These amounts had not been determined as of September 30, 2012.

21

Inland Diversified Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2012

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2009	96,035	—	96,035	—	.60
2010	7,031,118	5,690,284	1,340,834	—	.60
2011	23,641,000	10,300,400	13,340,600	—	.60
2012	34,741,000	(5)	(5)	(5)	.45
	65,509,153	15,990,684	14,777,469	—

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	Represents a capital gain distribution for federal income tax purposes.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	These amounts had not been determined as of September 30, 2012.

Inland Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2003

	Total Distribution		Ordinary Income(1)		Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
	$		$		$		$		$
1999	1,396,861		318,484		1,078,377		—		.49	(5)
2000	6,615,454		3,612,577		3,002,877		—		.77
2001	17,491,342		10,538,534		6,952,808		—		.80
2002	58,061,491		36,387,136		21,674,355		—		.82
2003	160,350,811		97,571,099		62,779,712		—		.83
2004	190,630,575		110,922,403		79,708,172		—		.83
2005	193,733,000		146,820,000		45,713,000		1,200,000.76			(6)
2006	162,705,000	(1)	162,705,000	(1)	—	(1)	—	(1)
	790,984,534		568,875,233		220,909,301		1,200,000

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end. Because of the acquisition by DDR, this information reflects distributions as of September 30, 2006.
(2)	Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	Represents a capital gain distribution for federal income tax purposes.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	IRRETI began paying monthly distributions in May 1999. This amount represents total distributions per share made during the period from May 1999 through December 1999.
(6)	For the year ended December 31, 2005, IRRETI declared distributions of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005.
22

IREIC-Sponsored Private Placement Limited Partnerships and LLCs

As of September 30, 2012, affiliates of IREIC had sponsored 514 limited partnerships which had raised more than $524.2 million from approximately 17,000 investors in private placements of their securities, and invested in properties for an aggregate price of more than $1.0 billion in cash and notes. Of the 522 properties purchased, 93% were located in Illinois. Approximately 90% of the funds were invested in apartment buildings, 6% in shopping centers, 2% in office buildings and 2% in other properties. Officers and employees of IREIC and its affiliates invested more than $17 million in these limited partnerships.

In addition, during the ten years ended September 30, 2012, IREIC and its affiliates had sponsored one LLC, which had raised approximately $30.9 million from approximately 447 accredited investors in a private placement of its securities. As of September 30, 2012, the LLC had invested in one retail center, one industrial facility, ten single tenant retail centers, three loans and one loan participation, a portfolio of tax-exempt bonds, twelve improved lots held for sale (of which five have been sold) and a townhome and condominium development.

During the ten years ended September 30, 2012, investors in the private limited partnerships had received total distributions in excess of $498 million consisting of cash flow from partnership operations, interest earnings, sales and refinancing proceeds and cash received from the course of property exchanges. Investors in the LLC had received total distributions equal to approximately $4.0 million generated from sales and cash flows from operations since the inception of the program.

IPCC-Sponsored 1031 Exchange Private Placement Offering Programs and LLCs

In March 2001, IREIC formed IPCC to, among other things, provide replacement properties for people wishing to complete an IRS Section 1031 real estate exchange as well as investors seeking to invest in real estate. During the ten years ended September 30, 2012, IPCC had offered the sale of 110 real estate exchange private placements containing 199 properties.

In January 2011, IPCC also began offering an LLC, which as of September 30, 2012 had raised approximately $7.6 million from accredited investors in a private placement. The offering was completed on April 12, 2012. As of September 30, 2012, this LLC had purchased a portfolio of tax-exempt bonds, a ground lease interest in a shopping center and an independent senior-living facility.

23

The following table summarizes certain aspects of the offering and distributions for each of the 1031 exchange private placement offerings during the ten years ended September 30, 2012:

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2012 Annualized Distribution	2011 Annualized Distribution	2010 Annualized Distribution
		($)		($)	(%)	(%)	(%)
Broadway Commons DBT	32	8,400,000	12/2003	9,021,083	8.23	10.91	11.54
Bell Plaza 1031, LLC (A)	1	890,000	11/2003	1,690,298	N/A	N/A	N/A
Inland 210 Celebration Place DBT	1	6,300,000	01/2003	5,077,903	11.94	11.94	11.94
CompUSA / Robertson’s Creek (B)	11	3,950,000	02/2004	1,560,257	1.15	1.32	0.70
Janesville Deere Distribution Facility 1031, LLC	35	10,050,000	01/2004	7,026,728	8.13	7.77	7.53
Fleet Office Building 1031, LLC (A)	30	10,000,000	01/2004	22,080,639	N/A	N/A	N/A
Davenport Deere Distribution Facility 1031, LLC (A)(C)	35	15,700,000	04/2004	23,574,811	0.00	0.00	8.50
Grand Chute DST (D)	29	6,370,000	03/2004	5,054,969	8.93	8.93	8.89
Macon Office DST	29	6,600,000	03/2004	5,067,135	9.35	9.15	8.94
White Settlement Road Investment, LLC	1	1,420,000	12/2003	1,111,058	9.60	9.60	9.60
Plainfield Marketplace 1031, LLC (E)	31	12,475,000	06/2004	6,741,396	2.46	2.91	6.50
Pier 1 Retail Center 1031, LLC (F)	22	4,300,000	06/2004	1,222,235	0.00	0.00	0.00
Long Run 1031, LLC (F)	1	4,935,000	05/2004	2,119,113	N/A	N/A	N/A
Forestville 1031, LLC	1	3,900,000	05/2004	2,296,798	7.11	7.11	7.11
Bed, Bath & Beyond 1031, LLC (G)	20	6,700,000	08/2004	3,385,809	0.00	2.51	7.29
Cross Creek Commons 1031, LLC (H)	26	7,000,000	08/2004	4,175,970	3.59	4.85	6.50
BJ’s Shopping Center 1031, LLC (I)	22	8,450,000	01/2005	4,388,184	5.19	5.26	4.80
Barnes & Noble Retail Center 1031, LLC (G)	12	3,970,000	02/2005	1,769,978	0.00	2.23	6.69
Port Richey 1031, LLC (G) , (H)	1	3,075,000	07/2004	1,693,094	0.00	0.87	5.72
Walgreen Store Hobart 1031, LLC (K)	24	6,600,000	02/2005	5,091,287	2.17	1.81	6.91
Kraft Cold Storage Facility 1031, LLC (G)	19	5,667,000	12/2004	1,976,508	0.00	0.00	0.00
Huntington Square Plaza 1031, LLC (A)	39	20,050,000	06/2005	29,275,162	N/A	6.56	6.98
Best Buy Store Reynoldsburg 1031, LLC (G)	19	5,395,000	02/2005	1,725,071	0.00	0.00	0.00
Jefferson City 1031, LLC (L)	28	10,973,000	04/2005	5,315,951	0.00	1.99	7.96
Stoughton 1031, LLC (M)	27	10,187,000	05/2005	5,020,475	5.72	4.44	6.66
Indianapolis Entertainment 1031, LLC (N)	1	1,121,000	11/2004	589,960	6.89	2.97	3.57
24

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2012 Annualized Distribution	2011 Annualized Distribution	2010 Annualized Distribution
Mobile Entertainment 1031, LLC (A)	1	808,000	11/2004	842,446	N/A	3.28	3.44
Chenal Commons 1031, LLC (O)	19	7,550,000	06/2005	3,616,615	2.47	3.67	5.05
Oak Brook Kensington 1031, LLC (P)	60	23,500,000	12/2006	12,280,160	2.23	8.16	7.82
Columbus 1031, LLC	38	23,230,000	12/2006	13,683,379	5.11	9.20	8.30
Edmond 1031, LLC	1	1,920,000	05/2005	1,121,617	7.96	7.96	7.96
Taunton Broadway 1031, LLC (Q)	1	1,948,000	08/2005	239,051	(M)	(M)	(M)
Wilmington 1031, LLC	1	2,495,000	09/2005	1,193,871	7.09	7.09	7.09
Wood Dale 1031, LLC (A)	16	3,787,500	03/2006	4,998,660	N/A	N/A	N/A
Cincinnati Eastgate 1031, LLC	13	3,210,000	06/2006	1,462,021	5.45	7.00	7.00
Norcross 1031, LLC (R)	1	3,000,000	11/2005	840,099	0.00	0.00	0.00
Martinsville 1031, LLC	1	2,360,000	12/2005	890,208	5.01	5.01	2.51
Indiana Office 1031, LLC	34	18,200,000	03/2006	9,852,128	7.35	8.23	8.84
Yorkville 1031, LLC	21	8,910,000	03/2006	3,794,923	6.91	6.91	6.47
Louisville 1031, LLC	39	18,830,000	06/2006	8,594,227	7.01	7.01	7.00
Madison 1031, LLC	1	1,387,500	03/2006	605,119	6.54	6.54	7.00
Murfreesboro 1031, LLC (S)	20	7,185,000	06/2006	2,370,524	2.92	3.13	5.25
Aurora 1031, LLC	1	1,650,000	06/2006	701,321	6.67	6.67	6.50
Craig Crossing 1031, LLC (T)	29	14,030,000	08/2006	4,521,962	3.74	3.19	5.00
Charlotte 1031, LLC	52	24,105,000	03/2007	9,501,291	6.91	6.47	6.05
Olivet Church 1031, LLC (U)	33	10,760,000	03/2007	3,194,696	5.56	3.28	3.28
Glenview 1031, LLC	38	23,350,000	05/2007	9,322,408	7.31	7.31	6.81
Yuma Palms 1031, LLC (V)	32	42,555,000	06/2007	12,752,729	4.26	4.25	4.25
Honey Creek, LLC (W)	40	13,270,000	06/2007	3,345,558	3.28	3.00	4.10
Dublin 1031, LLC	19	10,550,000	05/2007	4,184,725	7.88	7.23	7.23
Inland Riverwoods, LLC	40	15,712,805	06/2007	6,449,749	8.49	8.06	7.65
Inland Sioux Falls, LLC	40	18,110,000	07/2007	7,088,735	7.45	7.35	7.30
Burbank 1031 Venture, LLC	1	5,285,000	09/2007	1,669,924	6.78	6.20	6.20
Houston 1031 Limited Partnership	35	32,900,000	09/2007	11,084,496	6.97	6.70	6.44
Inland Chicago Grace Office L.L.C.	30	7,097,195	08/2007	2,547,641	7.86	7.45	7.06
Plano 1031 Limited Partnership	28	16,050,000	11/2007	6,576,166	8.53	8.37	8.09
Eden Prairie 1031, DST	23	9,573,827	11/2007	3,936,464	8.30	8.05	8.06
Carmel 1031 L.L.C. (X)	1	3,655,000	11/2007	741,440	0.00	0.53	6.40
West St. Paul 1031 Venture L.L.C.	28	4,315,000	03/2008	1,358,710	6.30	6.30	6.30
Schaumburg 1031 Venture L.L.C.	16	9,950,000	01/2008	3,057,729	6.26	6.26	6.26
Waukesha 1031 DST	28	11,490,000	01/2008	4,208,177	7.52	7.43	7.43
Tampa-Coconut Palms Office Bldg 1031, LLC	23	13,866,000	03/2008	4,039,848	6.54	6.33	6.04
Delavan Crossing 1031 Venture, LLC	1	5,250,000	03/2008	1,435,911	6.37	6.11	5.81
Geneva 1031, LLC	38	15,030,000	05/2008	4,974,386	7.58	7.34	7.10
Memorial Square Retail Center (Y)	35	19,840,000	08/2008	2,869,165	0.73	3.14	3.14
25

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2012 Annualized Distribution	2011 Annualized Distribution	2010 Annualized Distribution
Greenfield Commons Retail Building	1	3,556,000	07/2008	936,251	6.44	6.23	6.23
Telecommunications 1031 Venture, DST	60	23,265,000	06/2008	7,265,022	7.27	7.04	6.82
GE Inspections Technologies Buildings	24	6,915,000	08/2008	1,971,439	6.60	6.48	6.26
Flowserve Industrial Building	21	5,515,000	08/2008	1,585,788	7.14	6.72	6.52
Pueblo 1031, DST	29	10,070,000	09/2008	3,089,705	7.66	7.28	6.93
Countrywood Crossing Shopping Center	39	28,990,000	03/2009	7,630,131	5.37	5.66	6.65
Fox Run Square Shopping Center	34	13,435,000	01/2009	3,870,164	6.99	6.73	6.76
Midwest ISO Office Building	40	15,420,000	08/2009	4,449,650	7.43	7.22	7.02
LV-M Venture Holdings DST	156	37,789,715	12/2010	10,605,306	7.01	7.01	7.01
University of Phoenix Building	14	3,470,000	07/2009	872,491	7.25	7.00	6.75
RR-HV Venture Holdings DST	158	47,140,485	10/2010	12,958,136	7.00	7.00	7.00
Charlotte Office 1031, DST	32	11,317,600	03/2009	2,874,180	6.86	6.55	6.40
Bristol 1031, DST	51	8,302,000	11/2009	2,333,503	8.41	8.04	7.67
Austell 1031, DST (Z)	54	8,100,800	10/2009	2,048,762	7.07	7.07	7.04
Hillsboro 1031, DST	100	12,837,500	10/2010	2,977,009	8.25	8.25	8.75
Pharmacy Portfolio DST	66	12,715,000	09/2010	2,300,855	7.01	7.01	7.00
Lubbock Private Placement DST	66	9,078,556	02/2011	1,779,192	8.13	8.08	8.13
Omaha Headquarters Venture, DST	63	12,390,000	12/2010	1,977,685	7.33	7.33	7.54
Miami Office DST	37	8,221,228	02/2011	1,059,702	6.53	6.40	6.37
University Venture DST	42	10,697,831	05/2011	1,396,794	7.22	7.06	7.01
Scarborough Medical, DST	23	7,334,245	08/2011	820,225	6.08	6.11	6.13
National Retail Portfolio, DST	60	20,960,000	08/2011	2,336,918	6.36	6.38	N/A
Inland Opportunity Fund II, L.L.C (AB)	99	7,603,331	04/2012	391,009	4.00	10.10	N/A
National Net Lease Portfolio, DST	75	29,002,065	11/2011	2,326,801	6.36	6.50	N/A
Discount Retail Portfolio	110	10,500,000	09/2011	1,177,442	7.05	7.11	N/A
Chicagoland Venture, DST	29	11,990,000	07/2011	1,256,655	7.40	7.40	N/A
New York Power Venture, DST	101	11,850,000	11/2011	1,115,815	7.11	7.00	N/A
Pharmacy Portfolio III, DST (X)	72	5,005,502	05/2012	-	(AA)	(AA)	N/A
Grocery & Pharmacy Portfolio, DST	117	23,425,285	01/2012	1,970,548	7.21	7.21	N/A
Pharmacy Portfolio II, DST	102	14,636,594	02/2012	1,053,212	6.65	6.63	N/A
Discount Retail Portfolio II, DST	50	6,514,493	03/2012	478,391	8.01	8.02	N/A
Pharmacy Portfolio IV, DST	60	5,220,068	08/2012	-	(AA)	(AA)	N/A
Discount Retail Portfolio III, DST	32	6,181,096	05/2012	306,196	6.60	6.60	N/A
Winston-Salem Office, DST	55	24,494,554	07/2012	979,782	6.00	6.00	N/A
Chicagoland Street Retail, DST	16	3,426,177	06/2012	139,826	7.00	7.00	N/A
College Station Retail, DST	84	11,605,425	08/2012	452,343	7.80	7.80	N/A
CW Pharmacy I, DST	70	17,977,380	*	449,106	6.00	6.00	N/A
26

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2012 Annualized Distribution	2011 Annualized Distribution	2010 Annualized Distribution
PNS Grocery, DST	30	7,452,225	*	217,482	7.00	7.00	N/A
National Net Lease Portfolio II, LLC	24	30,351,220	*	648,060	6.41	6.41	N/A
Chicagoland Multifamily, DST	21	7,754,945	*	37,180	N/A	N/A	N/A
CW Pharmacy II, DST	17	9,965,666	*	150,106	N/A	N/A	N/A
Mt. Pleasant Retail Venture, DST	5	11,110,235	*	58,916	6.36	N/A	N/A
Zero Coupon Pharmacy, DST	6	4,383,411	*	-	(AA)	N/A	N/A
	$1,211,521,128			424,347,939

*	Offering was not complete as of September 30, 2012.
(A)	These properties were sold.
(B)	CompUSA vacated its space in October 2006 and ceased paying rent in September 2007. CompUSA never filed bankruptcy but instead settled out of court with creditors and vendors. The settlement provided $530,436 to the co-owners. In November 2007, it was the unanimous decision of the co-owners to cease quarterly distributions until the facility was re-tenanted. By July 2009, it was clear that a new tenant would not be possible and the loan servicer for the property initiated foreclosure proceedings. Lombard Exchange, L.L.C., the asset manager, negotiated with the loan servicer, who agreed to approve a transfer allowing the co-owners to continue their 1031 exchange program with IPCC through a transfer into a portion of a multi-tenanted retail property located in Flowermound, Texas known as Robertson’s Creek in consideration for the co-owners participation in a consent foreclosure.
(C)	The maturity date of the loan encumbering the property was May 1, 2010. A replacement loan could not be obtained. The loan was extended through February 1, 2012. Davenport Exchange, L.L.C. the asset manager, is currently working on a potential sale. Since the sale or refinance was not finalized as of February 1, 2012, the loan servicer is charging additional default interest of 5.0%.
(D)	Old Navy, which occupies 20,269 square feet of the total 78,977 square feet, has been granted a rental rate reduction to from $15.78 to $14.75 per square foot for the five-year renewal period commencing in June 2009 and expiring in May 2014.
(E)	The maturity date of the loan encumbering the property was January 1, 2011. The loan was refinanced on December 30, 2010 at an interest rate of 6.246% per annum with twenty-five-year amortization. In addition, IPCC advanced approximately $450,000 at an interest rate of 7.00% per annum with five-year amortization to the investors to cover the closing costs associated with the refinance.
(F)	During the second quarter of 2007, the sole owner of the property decided to manage the property himself. Therefore, IPCC no longer has access to any information related to the operations or performance of this property.
(G)	The anticipated repayment date of the loan encumbering the property has passed. A replacement loan could not be obtained. However, the loan includes a “hyper-amortization” provision which allows the loan to continue. The “hyper-amortization” provision requires an increase in the interest rate by 2.0% per annum and for all remaining cash flow to be used to pay down the principal balance of the existing loan.
(H)	The loan was refinanced on May 12, 2011 at an interest rate of 5.41% per annum with twenty-five-year amortization.
(I)	The loan was refinanced on February 5, 2010 at an interest rate of 6.75% per annum with twenty-five-year amortization.
27

(J)	The anticipated repayment date of the loan encumbering the property was March 1, 2011. A replacement loan could not be obtained. However, the loan includes a “hyper-amortization” provision which allows the loan to continue through March 1, 2029 or until repayment occurs. The “hyper-amortization” provision does require an increase in the interest rate from 5.185% to 7.185% and all remaining cash flow to be used to pay down the principal balance of the existing loan.
(K)	This property was refinanced on February 23, 2011. The new mortgage in the amount of $6.6 million bears interest at the rate of 6.125% with a twenty year amortization period.
(L)	Deere & Company, the tenant, vacated the property in November 2009. However, the lease with Deere & Company is a long-term, “corporate” lease which obligates the tenant to pay rent through the early termination date of December 31, 2012. At that time, Deere & Company must also pay a termination fee of $4.2 million. The tenant has secured a subtenant to occupy the entire building through September 2014. In conjunction with the sublease, the termination date has been extended to September 30, 2014 and at that time the tenant must now pay a termination fee of $3 million. The anticipated repayment date of the loan encumbering the property was December 1, 2011. The loan includes a “hyper-amortization” provision which allows the loan to continue through December 1, 2034 or until repayment occurs. The “hyper-amortization” provision does require an increase in the interest rate from 4.992% to 6.992% and all remaining cash flow to be used to pay down the principal balance of the existing loan.
(M)	The loan was refinanced on December 23, 2011 at an interest rate of 4.50% per annum with thirty-year amortization.
(N)	This loan was paid off on November 14, 2011.
(O)	In September 2009, the co-owners approved Old Navy’s lease renewal proposal, which included a downsize from 25,000 square feet to 15,378 square feet and a rent reduction from $14 per square foot to $13 per square foot for a five-year renewal period. The lease amendment with Old Navy was executed on February 18, 2010. Additionally, in September 2010, the co-owners accepted Kirkland’s as a replacement tenant for the 9,604 square feet of former Old Navy space. Kirkland’s completed its build out and opened for business in November 2010. Since the cost to bring in Kirkland’s exceeded the balance of the reserve account, IPCC advanced approximately $300,000 at an interest rate of 7.00% per annum with a twelve-month amortization schedule to the co-owners, which has been repaid by the investors.
(P)	The lease with Ace Hardware was modified extending the term by ten years until November 30, 2024. The loan was refinanced on March 30, 2012 at an interest rate of 5.588% per annum with thirty-year amortization.
(Q)	On February 16, 2007, the Commonwealth of Massachusetts instituted an eminent domain proceeding to acquire the property for expansion of its courthouse. Upon the eminent domain taking by the Commonwealth of Massachusetts, Walgreens, the tenant, stopped making payments. The sole owner has retained legal counsel located in Massachusetts to negotiate and settle the proceeding. IPCC and Inland Continental Property Management Corporation have not provided any services to the sole owner since February 2007. IPCC believes that the eminent domain case has been settled between the Commonwealth of Massachusetts and the sole owner and that the sole owner and Walgreens are in dispute regarding the sharing of the eminent domain award.
(R)	The loan was refinanced on June 28, 2010 at an interest rate of 5.99% per annum with thirty-year amortization. As of September 1, 2011, the sole owner of the property decided to manage the property. Therefore, IPCC no longer has access to any information related to the operations or performance of this property.
(S)	As of September 30, 2012, there were seven vacancies, including a former Blockbuster, at the center totaling 14,000 square feet of the total 88,257 square feet. Blockbuster, which occupied 4,200 square feet, filed for Chapter 11 Bankruptcy in September 2010. Kroger, which occupies 53,636 square feet, has expressed interest in expanding its store size. Murfreesboro Exchange, L.L.C., the asset manager is working with Kroger on various options to accommodate an expansion.
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(T)	There are two vacancies totaling 6,800 square feet of the total 125,288 square feet at the center. Due to collection issues related to three former tenants, IPCC advanced approximately $250,000 at an interest rate of 7.00% per annum with a three-year amortization schedule to the co-owners to fund operating expenses and distributions for 2009 and 2010. In December 2010, the State of Texas instituted an eminent domain proceeding to acquire approximately 10,450 square feet of land included in Parcel 1C of the property and approximately 7,591 square feet of land included in Parcel 1B of the property for road widening. It is anticipated that this would affect access, signage and parking at the property. The co-owners have retained legal counsel for representation and to ensure that this does not violate any of the existing leases or zoning requirements. The Texas Department of Transportation has begun roadwork on the project affecting the property.
(U)	Cost Plus, which occupied 18,230 square feet of the total 165,600 square feet, vacated its store in May 2008 and paid rent through August 2008. The co-owners approved a Cost Plus lease termination in August 2008 and Cost Plus paid $900,000 to terminate the lease in September 2008. In August 2011, the co-owners accepted Burke’s Outlet as a replacement tenant for Cost Plus. Since Burke’s Outlet’s rent is not anticipated to commence until 2012.
(V)	Linens N' Things (“Linens”), which occupied 29,943 square feet of the total 496,692 square feet, filed for Chapter 11 Bankruptcy in May 2008. In October 2008 the bankruptcy court approved a motion to change the Linens bankruptcy filing from Chapter 11 to Chapter 7. Linens vacated its space in August 2008 and paid rent through August 2008, with the exception of May 2008 rent, which was part of a pre-petition claim. An administrative claim has been filed with the bankruptcy court, for the pre-bankruptcy petition, unpaid May 2008 rent. As of August 31, 2012 the bankruptcy claim has not been settled.
(W)	Dress Barn, which occupies 7,005 square feet of the total 172,866 square feet, planned to exercise its termination right under the lease. Instead, the co-owners agreed to modify the Dress Barn lease by reducing the rent from $15.74 to $11.00 per square foot starting in November 2009. Linens occupied 25,127 square feet of the total 172,866 square feet. In December 2008, the co-owners accepted JoAnn’s Stores, Inc. (“JoAnn’s”) as a replacement tenant for Linens. The cost to secure Jo-Ann’s was approximately $251,270 in tenant improvements and $125,635 in leasing commissions and JoAnn’s rent is being abated for the first nineteen months of the lease term. Since the cost to bring in JoAnn’s exceeded the balance of the reserve account, IPCC advanced approximately $165,000 at an interest rate of 7.00% per annum with a twenty-eight-month amortization schedule to the co-owners. Additionally, although Boston Pizza had previously vacated their space, their lender continued to pay their rent. The lender stopped paying rent in April 2010, and in June 2011, the co-owners accepted Chili’s as a replacement tenant. Dress Barn, which occupied 7,005 square feet, vacated in June 2011 and the co-owners also accepted Rue 21 and Game Stop as replacement tenants for the Dress Barn space. Rue 21 had previously occupied a smaller space at the center and relocated a portion of the Dress Barn space.
(X)	Borders announced plans to file for Chapter 11 Bankruptcy in February 2011 and closed the Carmel, IN location in April 2011. Foreclosure proceedings were filed in May 2011 and Carmel Exchange, LLC, the asset manager, is working with the lender to discuss potential work-out scenarios
(Y)	Circuit City, which occupied 33,881 square feet of the total 123,753 square feet, filed for Chapter 11 Bankruptcy in November 2008. Circuit City vacated its space in February 2009 and paid rent through part of February 2009. Inland Continental Property Management Corporation, property manager, has received interest from several tenants on the vacant space and is currently negotiating with a potential replacement. In April 2011, the co-owners accepted Marshalls as a replacement tenant for Circuit City.
(Z)	BJ’s Wholesale Club vacated the property in January 2011. The tenant has requested a lease termination; however, the lease with BJ’s Wholesale Club is a long-term, “corporate” lease which obligates the tenant to pay rent through the lease expiration date of August 31, 2023.

(AA) Pharmacy Portfolio III, DST Pharmacy Portfolio IV, DST and Zero Coupon Pharmacy, DST are structured so that the monthly debt service payments are equal to the monthly base rent so that the loans fully amortize by the end of the lease terms. Although no cash flow is available for distributions, investors do earn a yield on their investment due to the principal repayments on the loans.

(AB) Inland Opportunity Fund II began offering $35,000,000 in equity to investors in January 31, 2011. In April 2012 the Inland Opportunity Fund II closed its offering after raising $7,603,331 in equity.

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Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the five REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•	Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange. In July 2000, IRC became a self-administered REIT by acquiring, through merger, its advisor and its property manager. The board evaluated market conditions each year thereafter. IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share. On December 20, 2012, the closing price of the IRC common stock on the NYSE was $8.46 per share.
•	Inland Retail Real Estate Trust, Inc. IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange. In December 2004, IRRETI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock. IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a NYSE-listed REIT, in February 2007. IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.
•	Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock. In November 2007, RPAI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on April 5, 2012 on the NYSE under the symbol “RPAI.” On December 20, 2012, the closing price of the RPAI Class A Common Stock on the NYSE was $12.09 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $4.84 per share of its common stock).
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•	Inland American Real Estate Trust, Inc. In the prospectuses used in each of its “best efforts” offerings, Inland American disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. The public reports filed by Inland American with the SEC do not indicate that Inland American’s board of directors had begun evaluating a listing of its common stock as of September 30, 2012.
•	Inland Diversified Real Estate Trust, Inc. In the prospectus used in its “best efforts” offering, Inland Diversified disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2014. The public reports filed by Inland American with the SEC do not indicate that Inland Diversified’s board of directors had begun evaluating a listing of its common stock as of September 30, 2012.

Management

The following discussion updates the discussion contained in the section of our prospectus captioned “Management – Inland Affiliated Companies,” which begins on page 104 of the prospectus.

Inland Affiliated Companies

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or “TIREG,” which is wholly owned by The Inland Group, Inc. The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year. TIREG and its affiliates are still centered in the Chicago metropolitan area. Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services. IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc.

The Inland Real Estate Group of Companies was the 2009 winner, in the category including 1,000+ employees, of the thirteenth annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”).  The award is given to companies that the BBB identifies as exemplifying ethical business practices.  In a press release issued by the BBB, the president and chief executive officer of the BBB noted that the 2009 competition had the largest number of nominations and entries, with more than 1,800 nominations from a wide variety of businesses. We note, however, that these rankings do not indicate, and should not be relied upon as to, how we may perform in the future.

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As of September 30, 2012, Inland affiliates or related parties had raised more than $19.2 billion from investment product sales to over 475,000 investors, many of whom have invested in more than one product.  Inland had completed 437 programs, comprised of eight public funds, 419 private partnerships, nine 1031 exchange programs and one public REIT, as of September 30, 2012.  No completed program has paid total distributions less than the total contributed capital to the program.  For these purposes, Inland considers a program to be “completed” at the time that the program no longer owns any assets (four sole owners in 1031 exchange programs elected to self-manage their properties; and therefore, no information on current performance for those programs is available to Inland). Neither IRC nor RPAI is considered a “completed” program for these purposes, as each continues to own assets.

As of September 30, 2012, Inland affiliates or related parties cumulatively had 1,424 employees, owned properties in forty-eight states and managed assets with a book value exceeding $20.2 billion.   As of September 30, 2012, Inland was responsible for managing approximately 87.4 million square feet of commercial properties located in forty-eight states, as well as 11,566 multi-family units.  IREA, another affiliate of IREIC, has extensive experience in acquiring real estate for investment.  Over the years, through IREA and other affiliates, Inland has acquired more than 3,097 properties.

As of September 30, 2012, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 1,396 acres of pre-development land in the Chicago area, as well as over 1.9 million square feet of real property and 659 apartment units.

Inland Real Estate Brokerage & Auctions, Inc., since 2000 has completed more than $1.1 billion in commercial real estate sales and leases and has been involved in the sale of more than 7,400 multi-family units and the sale and lease of over 117.0 million square feet of commercial property. As of September 30, 2012, another Inland affiliate, Inland Mortgage Brokerage Corporation, had originated more than $19.7 billion in financing including loans to third parties and affiliated entities.  Another Inland affiliate, Inland Mortgage Capital Corporation owned a loan portfolio totaling approximately $93.7 million.  Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $1.5 billion in financing as of September 30, 2012.  As of September 30, 2012, Inland Mortgage Servicing Corporation serviced a loan portfolio with a face value equal to approximately $2.8 billion.

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Management

Our Directors and Executive Officers

The following updates the discussion contained in the section of our prospectus captioned “Management — Our Directors and Executive Officers,” located on page 108.

Gwen Henry, an independent director since February 2012.  Ms. Henry currently serves as the Treasurer of DuPage County, Illinois, a position she has held since December 2006.  In this position, Ms. Henry is responsible for the custody and distribution of DuPage County funds.  In addition, since April 1981, Ms. Henry has been a partner in Dugan & Lopatka, a regional accounting firm based in Wheaton, Illinois, and a member of the firm’s controllership and consulting services practice, where she specializes in financial consulting and tax and business planning for privately-held companies.  Since January 2012, Ms. Henry also has served as the president of the Illinois Municipal Retirement Fund, a $25 billion fund, of which $758 million is allocated to real estate investments.  Prior to her appointment as president of this Fund, she served as the chair of the audit committee and a member of the investment committee.  Ms. Henry’s over thirty years of public accounting experience makes her well qualified to serve as a member of our board of directors.

Ms. Henry previously served as DuPage County Forest Preserve Commissioner (from December 2002 to November 2006) and as chair to the special committee responsible for the DuPage County Budget (from December 2002 to November 2004), and was a member of the DuPage County Finance Committee (from November 1996 to November 2002).  Ms. Henry also has held a number of board and chair positions for organizations such as the Marianjoy Rehabilitation Hospital (as treasurer from June 2002 to May 2008), the Central DuPage Health System (as chairperson of the board from October 1995 to September 1999), and the Central DuPage Hospital Foundation (as director from October 2002 to the present).  She was elected Mayor of the City of Wheaton, Illinois from March 1990 to December 2002.

Ms. Henry received her bachelor degree from the University of Kansas, located in Lawrence.  She is a certified public accountant, a designated certified public funds investment manager and a certified public finance administrator.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of December 24, 2012.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	256,238.889	2,323,150	15,500	2,307,650

Shares sold pursuant to our distribution reinvestment plan:	–	–	–	–

Shares purchased pursuant to our share repurchase program:	–	–	–	–
Total:	276,238.889	$2,523,150	$15,500	$2,507,650
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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